EXHIBIT 95

Mine Safety Disclosures

This exhibit contains information concerning mine safety matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act about certain citations, orders and notices issued under the Federal Mine Safety and Health Act of 1977 (Mine Act) by the federal Mine Safety and Health Administration (MSHA) for our operations for the three months ended June 30, 2015.

THREE MONTHS ENDED JUNE 30, 2015

Legal
Actions
			Section			Total Dollar	Legal	Legal	Pending
			104(d)			Value of	Actions	Actions	as of
	Section	Section	Citations	Section	Section	MSHA	Initiated	Resolved	Last
	104 S&S	104(b)	and	110(b)(2)	107(a)	Assessments	During	During	Day of
Mine or Operating Name /	Citations	Orders	Orders	Violations	Orders	Proposed	Period	Period	Period
MSHA Identification Number	(#)	(#)	(#)	(#)	(#)	($)	(#)	(#)	(#)

Mesabi Nugget Delaware, LLC	—	—	—	—	—	$6,938	7	49	7
21-03689

Mining Resources, LLC	—	—	—	—	—	$926	—	4	—
21-03775

Although Mesabi Nugget Delaware, LLC (Mesabi Nugget), an affiliate of Steel Dynamics, Inc., is not a mining operation, the MSHA claims jurisdiction over Mesabi Nugget’s operations regarding the production of iron nuggets via a production process that utilizes iron concentrate and coal as input raw materials. Similarly, Mining Resources, LLC (Mining Resources), an affiliate of Steel Dynamics, Inc., is not a mining operation; however MSHA claims jurisdiction over Mining Resources’ operations regarding the extraction of iron tailings from previously developed stockpiles or water-filled tailings basins, to be concentrated for use by Mesabi Nugget as a low-cost iron concentrate to the nugget production process. Therefore, this disclosure relating to Mesabi Nugget and Mining Resources is being submitted by Steel Dynamics, Inc. Operations at Mesabi Nugget and Mining Resources were indefinitely idled in May 2015.

The MSHA citations and orders set forth in the table above are those that were issued by MSHA and received by Mesabi Nugget and Mining Resources during the three months ended June 30, 2015.  In addition, the table above sets forth the total dollar amount of assessments proposed by MSHA during the three months ended June 30, 2015. The dollar amount of MSHA assessments proposed does not include assessments on those citations or orders that were received by Mesabi Nugget or Mining Resources after June 30, 2015.

The information in the table above does not reflect any subsequent changes in the level of severity of a citation or order, or changes in the value of an assessment that occurred during the time period presented in the table above (or that may occur after the time period covered in the table above) as a result of proceedings conducted in accordance with MSHA rules. For purposes of legal actions disclosures in the table above, any citation contested in any form or manner with MSHA is considered a legal action for reporting purposes.

During the period covered by this report, no written notices were received from MSHA of a pattern, or the potential to have a pattern, of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act, and there were no mining related fatalities.